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                                                                EXHIBIT NO. 99.1


             ALTAREX ANNOUNCES POSITIVE OVAREX(R) PHASE IIB RESULTS

                      -- PLANS TO FILE "FAST TRACK" BLA --

WALTHAM, Mass., Jan. 24 /CNW/-- AltaRex Corp. (AXO.TO, ALXFF.OTC) today announced positive clinical results from a primary analysis of its 345-patient OvaRex(R) combined U.S. and Canadian phase IIb trial in metastatic late stage ovarian cancer. Based on these results, the Company is updating its plans to complete the OvaRex(R) development program. Highlights are as follows:

(Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO )

     - The phase IIb trial primary analysis demonstrates statistically favorable results for a well-defined population in the U.S. study, while non-significant in Canada with further analysis still ongoing. The Company believes that the results, when combined with two other well-controlled U.S. trials and two open trials, will provide the basis for the filing of a "Fast Track" Biologics License Application
          (BLA) with the U.S. Food and Drug Administration (FDA).

     - An amendment to the Company's Investigational New Drug submission has been filed with the FDA to conduct a pharmacokinetic study to establish the comparability of OvaRex(R) used in the clinical trials and the new cell culture-based product. This 24-patient trial is planned to be completed in the second quarter of this year.

     - Two additional U.S. trials will also be reported in the second quarter and are expected to support the findings in the well-defined patient population in the phase IIb trial.

     - The Company is also pursuing options for its manufacturing program, now delayed, to ensure the timely completion of remaining steps required for the BLA and to reduce cash requirements, as the Company's plans are based on raising additional capital.

     - With these accomplishments, the BLA filing would commence on a rolling basis in the third quarter of this year.

The phase IIb trial compared time to disease relapse (TTR) of OvaRex(R) monotherapy with placebo following primary therapy (surgery and chemotherapy). There is no drug approved for this stage of disease and placebo-controlled trials of this type have not been previously conducted. Historically, this study started as two separate phase II trials, one in Canada with patient enrollment beginning in 1997, and a second in the U.S. starting in 1998. The Company combined these separate trials into a single phase II/III study (i.e. phase IIb) with the power to detect a 40% difference in median TTR between all active and placebo patients, the defined primary endpoint. As the primary endpoint was not met in the previously reported interim analysis (252 of the 345 patients) and now in the primary analysis, the Company's U.S. registration plan has been and remains predicated on submitting results from multiple well- controlled phase II trials for "Fast Track" review and "Accelerated Approval", which is a typical route for approval of drugs or biologics in cancer. For the primary analysis, an Endpoint Monitoring Board (EMB) evaluated individual investigator determinations of TTR, and EMB determinations of TTR are reported.


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For a well-defined population accounting for roughly 33% (N=111) of the treated patients (N=342), which is characterized by a sufficient level of tumor antigen CA125 in the blood and having received at least four doses, OvaRex(R) provides evidence of an overall positive treatment effect. In the U.S. study, the median TTR for OvaRex(R) is statistically significant (15.5 months vs. 8.5 months, p=.05). However, in the Canadian study, the result is non-significant (8.2 months vs. 10.3 months for placebo). In this same well- defined population, an analysis of relapse-free survival (at 12 months from initiation of treatment) favors OvaRex(R) on an overall basis (46% vs. 30%, p=.082). The U.S. study result in this case is highly statistically significant (57% vs. 19%, p=.006), while the result in the Canadian study is non-significant (33% vs. 39% for placebo).

With regard to the defined primary endpoint, the overall median TTR for OvaRex(R) as compared with placebo was not statistically significant, with substantially different results in the U.S. and Canadian studies. The median TTR for OvaRex(R) (N=73) in the U.S. was 13.3 months as compared to 10.3 months (+29%) with placebo (N=72). In Canada, the median TTR for OvaRex(R) (N=97) was
7.5 months as compared to 10.3 months (-27%) for placebo (N=100). Importantly, as indicated by the safety, quality of life and immunological response data, the Company believes that OvaRex(R) treatment was not deleterious in the Canadian group and that the drug was not inactive. Preliminary findings suggest that the Canadian OvaRex(R) population included many patients with poor risk factors for early relapse, including malignant ascites, residual disease following surgery, and high levels of tumor antigen after the initiation of primary chemotherapy. This preliminary analysis suggests that randomization to OvaRex(R) and placebo in the Canadian study was not optimally balanced for these prognostic risk factors that can influence disease outcomes and analyses. As a full data set is only recently available to the Company, additional analyses are ongoing to determine further population differences not yet identified.

Among all OvaRex(R) treated patients (N=172) and comparing immune responders to non-responders, median TTR was highly statistically significant overall (p<.0001, 13.4 months vs. 4.7 months), and in the U.S. (p<.0027) and Canadian (p<.0001) studies. These immune responder results are consistent with the previously reported well-controlled trial (N=55) conducted in the U.S. in watchful waiting patients where there was also a highly statistically significant difference for the immune responders (p=.0129), a defined primary endpoint for the trial.

The Company has ongoing a third U.S. well-controlled trial (N=102) in the same population as the phase IIb trial, comparing TTR for immune responders vs. non-responders using three dosage regimens. The Company expects to report on this trial as well as an open trial in recurrent disease (N=20) in the second quarter. The Company has now filed a regulatory amendment in the U.S. to support the conduct of the FDA agreed-upon pharmacokinetics (PK) trial to establish the comparability of OvaRex(R) used in the clinical trials and the new cell culture-based product, also planned to be completed for analysis in the second quarter of this year.

The BLA is expected to initiate on a rolling basis with the clinical and PK data in the third quarter, roughly a six month delay from the previously anticipated timeline. The filing will include over 335 patients having received OvaRex(R) in three well-controlled trials, two open trials and a PK study, as well as an additional 200 patients treated with OvaRex(R) in Germany and evaluated retrospectively.

In every trial, OvaRex(R) treatment demonstrated a benign safety profile (similar to placebo, when compared). In this phase IIb trial, the number of drug discontinuances for adverse events was four for both OvaRex(R) (2.3%) and placebo (2.4%), there were no anaphylactic reactions and patients were not prevented from receiving multiple doses (as many as 11) of this murine antibody. Also, the safety profile was further supported with preservation of quality of life equivalent to placebo when measured by a validated patient questionnaire.



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Richard Bagley, President and CEO of AltaRex, commented, "While we would have preferred unequivocal evidence of efficacy on an overall intent to treat basis, we believe we have a clear route to file a BLA under "Fast Track" and "Accelerated Approval" provisions where one must demonstrate a meaningful benefit in a well-defined population with an unmet medical need. Late stage ovarian cancer is like most other metastatic solid tumors where a treatment benefit is generally measured in weeks and months, with the major exception that most ovarian cancer patients have metastatic disease on diagnosis and available treatments can be toxic and can negatively impact quality of life. To prolong time to disease relapse in a defined population - without deleterious effects and diminution of quality of life - certainly addresses an unmet medical need."

"We will present overall conclusions of our studies to the Society for Gynecologic Oncology annual meeting in March and the American Association for Cancer Research annual meeting in a minisymposium in April, and have submitted abstracts to present at the American Society of Clinical Oncology annual meeting in May."

About OvaRex(R) MAb

OvaRex(R) MAb (oregovomab) is a fully foreign monoclonal antibody that targets an ovarian cancer-associated antigen CA125 in circulation, and is designed to induce broad and robust immune responses against CA125 and result in extended relapse-free or progression-free survival without a deleterious effect on safety and quality of life.

About Ovarian Cancer -The Disease That Whispers

Ovarian cancer is the most serious form of gynecologic cancer, affecting one of every 55 women, and killing 40 women in the United States every day. Ovarian cancer is referred to as the "Disease that Whispers" because vague symptoms and the difficult location of the ovaries lead to 75% of diagnoses being made late, when the disease has reached an advanced metastatic stage. While first-line treatment of surgery and chemotherapy usually results in temporary remission, recurrence of advanced stage disease is almost inevitable and the 5-year survival rate remains at less than 20%.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to, our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials such as the PK trial, the dosing trial and the open trial referred to in this release, patient enrollment rates, uncertainty of preclinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials or additional analyses of completed clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

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THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
CONTAINED HEREIN

For further information

     Peter Gonze, Senior Vice President, Operations and Investor Relations, +1-781-672-0138, ext. 1503, pgonze@altarex.com, or Sondra Henrichon, Director, Investor Relations and Corp. Communications, +1-781-672-0138, ext. 1510, shenrichon@altarex.com, both of AltaRex Corp.